lEGAL PROCEEDINGS  EX-99

The Securities and Exchange Commission has indicated its intent to file an administrative action against the Fund's President as a result of certain trading activity conducted by him in his personal accounts during 1994. At the present time, it is not known what impact or consequences this action or an unfavorable outcome to this action might have on the future operations or management of the Fund.